FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with Philippine Stock Exchange disclosing (1) Metro Pacific Holdings, Inc.'s exercise of its conversion rights on the loans made to MPIC; and (2) new Loan Agreement signed between MPIC and Inframetro Investments PTE Ltd.

Dated this 5th day of March, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

METRO PACIFIC INVESTMENTS

5 March 2008

PHILIPPINE STOCK EXCHANGE
Disclosure Department
4/F PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention: ATTY. PETE M. MALABANAN
Head
Disclosure Department

Attached is SEC Form 17-C, disclosing the following:

1. Metro Pacific Holdings, Inc.'s exercise of its conversion rights on the loans made to Metro Pacific Investments Corporation ("MPIC").
2. New Loan Agreement signed between MPIC and Inframetro Investments Pte Ltd.

Thank you.

Very truly yours,

MELODY M. DEL ROSARIO
Assistant Vice President
Media & Corporate Communications

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 05 March 2008
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
   ....
   Address of principal office   Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. NA
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	1,342,918,793

**as reported by the stock transfer agent as of 31 December 2007.*

11. Indicate the item numbers reported herein:

a) Metro Pacific Investments Corporation ("Issuer" or "MPIC") received a Conversion Notice from Metro Pacific Holdings Incorporated ("MPHI") in respect of its Convertible Loans in the aggregate amount of Two Billion Twenty Nine Million Eight Hundred Fifty Three Thousand Three Hundred Fifty One Pesos (Php2,029,853,351.00). In said Notice, MPHI has advised MPIC of its intention to convert the full amount of the loan into a total of 1,893,282,845 shares in MPIC, pursuant to Agreements previously entered into by MPIC and MPHI. .

MPHI prior to such conversion held a total of 1,150,050,000 share of common stock in MPIC representing 85.6% of the total outstanding capital stock. The said conversion will increase its shareholdings in MPIC to 94.0%.

b) MPIC entered into a Loan Agreement ("the Inframetro Loan") with Inframetro Investments Pte Ltd. ("Inframetro") in the amount of P1,427,483,388.00. The Inframetro Loan retires an existing convertible loan of the same amount owed to Inframetro and is exchangeable into 1,200,000,000 common shares of DMCI-MPIC Water Company ("DMWC"). The exercise of the exchange right, however, is subject to the fulfillment of certain conditions, including the securing of consents from specific third party creditors. In the event that the Inframetro Loan is fully exchanged into shares of DMWC, MPIC's equity interest in DMWC will be reduced to 30% from the currently held 50%.

The Inframetro Loan has the first principal repayment date on 9 May 2008, extendable to a final principal repayment date on 31 January 2009. Inframetro is an affiliate of Ashmore Investment Management Limited.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION MPIC or Issuer	5 March 2008 Date

....

JOSE MA. K. LIM
President & CEO

END